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                                                                  EXHIBIT 4.1(n)

                                  VERNALIS PLC

               REGISTERED OFFICE: OAKDENE COURT, 613 READING ROAD,
                          WINNERSH, BERKSHIRE RG41 5UA

                   REGISTERED IN ENGLAND AND WALES NO. 2304992


19th May 2004

Dr Allan Baxter
c/o Oakdene Court
613 Reading Road
Winnersh
Berkshire
RG41 5UA


Dear Dr Baxter

I am writing subsequent to the Board meeting today at which the Board considered a proposal to appoint you as a non-executive director of Vernalis plc (the "Company").

This letter outlines the basis of your proposed appointment.

1. Your appointment is for a fixed term of three (3) years with effect from 19th May 2004. At the end of the fixed term, in accordance with the Combined Code, the Board of the Company will review your appointment and a further term of office may be agreed.

2. The office of non-executive director will be held in accordance with the Company's articles of association as varied from time to time. Nothing in this letter will be taken to exclude or vary the Company's articles of association as they apply to you as a director of the Company. In particular, you will:

     (a) retire from office, but be eligible for reappointment at the next annual general meeting; and

     (b) subsequently be subject to the retirement of directors by rotation provisions in the Company's articles of association.

3. You are entitled to resign your position at any time, in accordance with the Company's articles of association, although the Company would normally expect at least one month's prior notice.

4. As a director, you will be expected to attend meetings of the Company's Board and of any Committees of the Board to which you may be appointed. At present there are six regular meetings of the Board of Directors each year, which will normally be held in Winnersh or Cambridge on dates agreed by the Board. These meetings normally commence at 9.30am and run until 3.00pm or 4.00pm. The nature of the Company's business necessitates additional meetings from time to time and, if required, these will be arranged at times convenient to a majority of the directors.


Vernalis plc
Oakdene Court, 613 Reading Road, Winnersh, Berkshire, RG41 5UA United Kingdom
T: + 44 (0)118 977 3133  F: + 44 (0)118 989 9300  www.vernalis.com
Registered in England and Wales No. 2304992; Registered office as above
                                                                     Page 1 of 3

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5.   You will receive a fee of Pound Sterling 33,000 per annum, which fee covers any and all preparation and attendance by you at full Board meetings or Committee Board meetings. If you carry out the role of chairman of the Remuneration or Nominations and Corporate Governance Committees you will be paid an additional fee of Pound Sterling 5,000 per annum. If you carry out the role of chairman of the Audit Committee you will be paid an additional fee of Pound Sterling 7,500 per annum.

6. In addition to your fees, the Company will reimburse out-of-pocket expenses properly and reasonably incurred by you in the performance of your duties including travel costs for attendance at meetings. I would ask that, wherever feasible, your claims for all out-of-pocket expenses are submitted with supporting documentation in accordance with the company's policy and practice.

7. As the Company is a publicly quoted company, all directors and their connected persons are subject to the rules on insider dealing and, in particular, to the requirements of the "Model Code" contained in The Listing Rules. Full details of these requirements and any other responsibilities related to your directorship can be explained by Tony Weir, Finance Director.

8. During your appointment you will have access to confidential information regarding the businesses and financial affairs of the Company and its subsidiaries. You must not, either during your appointment or afterwards, disclose to anyone or otherwise make use of this confidential information, except in the proper performance of your duties or as may be required by law or by any competent regulatory body. This does not apply, however, to any information already in the public domain or which forms part of your own skill and knowledge.

9.   Your appointment will terminate on whichever is the earlier of:

     (a)  the date of expiry of the term specified in paragraph 1; and

     (b) the date of your ceasing to be a director for any reason pursuant to the Company's articles of association or any other applicable rule or law.

10. The Company will obtain director's and officer's liability insurance for your benefit and maintain the cover in force for so long as you are a non-executive director of the Company.

I should be grateful if you would sign and return a copy of this letter to indicate your consent to serve as a director of the Company.

Yours sincerely



Peter Fellner
CHAIRMAN


Vernalis plc
Oakdene Court, 613 Reading Road, Winnersh, Berkshire, RG41 5UA United Kingdom
T: + 44 (0)118 977 3133  F: + 44 (0)118 989 9300  www.vernalis.com
Registered in England and Wales No. 2304992; Registered office as above
                                                                     Page 2 of 3


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ACCEPTED.








......................................................
DR ALLAN BAXTER


......................................................
DATED





Vernalis plc
Oakdene Court, 613 Reading Road, Winnersh, Berkshire, RG41 5UA United Kingdom
T: + 44 (0)118 977 3133  F: + 44 (0)118 989 9300  www.vernalis.com
Registered in England and Wales No. 2304992; Registered office as above
                                                                     Page 3 of 3